Exhibit 5
[Evolus Letterhead]

November 6, 2024

Evolus, Inc.
520 Newport Center Drive, Suite 1200
Newport Beach, California 92660
Ladies and Gentlemen:
In connection with the registration of up to an aggregate of 579,648 shares of common stock, $0.00001 par value per share (the “Common Stock”), of Evolus, Inc., a Delaware corporation (the “Company”), issuable to eligible individuals under the Company’s 2024 Employee Stock Purchase Plan (such plan referred to as, the “ESPP”, and the shares of common stock issuable under the ESPP collectively referred to as, the “Shares”)

In my capacity as counsel, I have examined originals or copies of those corporate and other records of the Company I considered appropriate.

On the basis of such examination and my consideration of those questions of law I considered relevant, and subject to the limitations and qualifications in this opinion, I am of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued in accordance with such authorization, the provisions of the ESPP, and upon payment for and delivery of the Shares as contemplated in accordance with the ESPP, and either (a) the countersigning of the certificate or certificates representing the Shares by a duly authorized signatory of the registrar for the Company’s Common Stock, or (b) the book-entry of the Shares by the transfer agent for the Company’s Common Stock in the name of The Depository Trust Company or its nominee, the Shares will be validly issued, fully paid and non-assessable.

I consent to your filing this opinion as an exhibit to the Registration Statement.

Yours truly,

/s/ Jeffrey Plumer

Jeffrey Plumer
General Counsel